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                                  UNITED STATES                 COMMISSION FILE
                       SECURITIES AND EXCHANGE COMMISSION       NUMBER 1-11596
                             Washington, D.C. 20549             CUSIP NUMBER
                                                                714157-10-4
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR [ ]
             Form N-CSR

For Period Ended: December 31, 2004
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Perma-Fix Environmental Services, Inc.

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Full Name of Registrant

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Former Name if Applicable

1940 Northwest 67th Place

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Address of Principal Executive Office (Street and Number)

Gainesville, Florida 32653

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City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 10KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10QSB or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

         The registrant will not file its Form 10-K by March 16, 2005, because it will be unable to complete the preparation of its consolidated financial statements by the initial filing date without unreasonable effort or expense due, in part, to the additional work that was required to complete management's assessment of internal controls over financial reporting in accordance with
Section 404 of Sarbanes-Oxley. The registrant continues to dedicate significant resources to the audit of the financial statements. The registrant currently anticipates that it will be able to file its complete Annual Report on Form 10-K by March 31, 2005.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           Richard T. Kelecy              352                 395-1351
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                (Name)                (Area Code)         (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been
         filed? If the answer is no, identify report(s).          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report, or portion thereof?                              [X] YES [ ] NO

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant estimates that it will have a net loss for fiscal year 2004 of approximately $19 million, as compared to net income of $2.9 million for fiscal year 2003, due in large part to discontinued operations, and write-downs as a result of impairment of fixed and intangible assets, as more fully described in the registrant's Form 10-Q for the quarter ended September 30, 2004.

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                     PERMA-FIX ENVIRONMENTAL SERVICES, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2005                           By:  /s/ Richard T. Kelecy
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                                                  Richard T. Kelecy
                                                  Chief Financial Officer